Exhibit 99.1

September 16, 2016

CONFIDENTIAL
VIA EMAIL AND FEDEX

Members of the Board of Directors
Norsat International Inc.
Attention: Dr. Amiee Chan
Director, President and Chief Executive Officer
110-4020 Viking Way

Richmond, British Columbia

V6V 2L4 Canada

Dear Amiee and Members of the Board of Directors,

This letter expresses our interest in acquiring Norsat International Inc. (“Norsat” or the “Company”). The following “Indication of Interest” includes a preliminary, nonbinding proposal for an all-cash acquisition of Norsat by Privet Fund Management LLC (“Privet”) or a Privet affiliate. As you know, Privet is a significant shareholder of Norsat, and we appreciate the opportunity we have had to develop a deep understanding of Norsat in connection with that investment. We hope that you and the other members of the Board of Directors find this Indication of Interest compelling, and we look forward to working with you to complete a transaction.

Transaction Overview

We have reviewed the Company’s financial and other information, and we are prepared to pursue a consensual, negotiated transaction in which Privet, through a newly formed acquisition vehicle, would pay US$8.00 per share in cash to acquire 100% of the outstanding shares of the Company (the “Transaction”).

This price represents a 26% premium to the closing price of US$6.34 per share as of September 15, 2016 of the Company’s stock and a 28% premium to the 30-day volume-weighted average price of US$6.24 per share as of the same date. We believe this price represents a noteworthy premium to any price at which the Company’s stock has traded in the last five years. Furthermore, because the Company has over US$9 million of net cash, which can only be valued at cash, this proposed price really represents a 34% premium to the total enterprise value of the Company as of September 15, 2016. We believe that the substantial premium our proposal represents should be very compelling for the Company’s shareholders.

This non-binding Indication of Interest is contingent upon, among other things:

i.	satisfactory completion of our due diligence review of the Company;

ii.	the receipt of financing for the Transaction; and

iii.	the negotiation and execution of a mutually acceptable definitive acquisition agreement containing customary terms and conditions.

1	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

Overview of Privet

Privet was formed in 2007 to manage investment partnerships focused on investing in small capitalization companies across all levels of the capital structure.  Privet specializes in providing long-term, flexible capital solutions to complex transactions including restructurings, public to private acquisitions and special situations.  Our firm focuses on companies that possess strong fundamentals and that can capably navigate through market cycles.  We capitalize companies prudently to protect our downside risk and generate returns through operational execution and additive acquisitions. Privet has been a significant shareholder of the Company since 2014 and currently holds 1,027,170 shares of the Company’s common stock, representing approximately 17.6% of the total outstanding shares.

Due Diligence and Timing

We and our financing sources will require the opportunity to perform customary business and legal due diligence of the Company prior to entering into a definitive acquisition agreement. As a result of our ownership of the Company and our discussions with the Company’s management, we have developed a deep understanding of the Company. Given this knowledge of the business, we expect that the majority of our diligence will be confirmatory in nature and can be completed quickly.

If you are willing to move forward with the Transaction on the terms outlined in this Indication of Interest, we are prepared to commit the resources needed to complete due diligence, finalize financing arrangements and negotiate and enter into a definitive acquisition agreement. While we believe that we can work toward these goals expeditiously, pursuing a possible Transaction would require substantial effort and expense on the part of Privet. Therefore, Privet’s interest in pursuing a Transaction is conditioned upon the Company entering into exclusive negotiations with us. Accordingly, for a period of 60 days from our receipt of a fully executed copy of this Indication of Interest (the “Exclusivity Period”), the Company agrees to deal exclusively with Privet and to cooperate with it in connection with a possible Transaction. During the Exclusivity Period, the Company will not, nor will it permit any of its affiliates or its or their respective representatives, officers, directors, equity holders, employees or other agents to, initiate, solicit, negotiate, discuss, enter into any agreement with respect to, or provide any information to any third party with respect to, the potential sale of the Company (or any of its subsidiaries) or a substantial interest therein (or any other transaction that would be inconsistent with the Transaction), whether by sale of assets or stock, merger, recapitalization, reorganization or other transaction (each, an “Alternative Transaction”), or provide any information to any third party in connection with any Alternative Transaction. Consistent with the foregoing, the Company will immediately suspend any existing activities or discussions with all parties other than Privet regarding a potential sale of the Company. Further, the Company agrees that it will disclose to Privet any bona fide offers or inquiries that it receives regarding any Alternative Transaction during the Exclusivity Period.

Other than with respect to the foregoing paragraph, no binding obligation on the part of Privet or the Company shall arise with respect to this Indication of Interest or any possible Transaction unless and until a definitive acquisition agreement satisfactory to Privet and the Company is executed and delivered.

Bryan Cave LLP, our U.S. legal advisor, and SkyLaw Professional Corporation, our Canadian legal advisor, are prepared to assist us immediately in pursuing a possible Transaction. We would expect to negotiate a definitive agreement simultaneously with our due diligence process. We currently expect that the transaction would be a business combination by way of a plan of arrangement under the Business Corporations Act (British Columbia). We would prepare the initial draft of an arrangement agreement and provide it to you shortly after we begin the diligence process.

2	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

We very much hope that you and the rest of the Board of Directors find this Indication of Interest compelling for the Company’s shareholders, and we look forward to working with you on a friendly basis in connection with a possible Transaction. We are very serious about this Transaction and believe that it is in our mutual interest to proceed promptly.

We and our legal advisors are available to discuss this Indication of Interest at your convenience.

Privet Fund Management LLC Ryan Levenson Managing Member 79 West Paces Ferry Road Suite 200-B Atlanta, GA 30305 Telephone: 404.419.2670 E-mail: ryanl@privetfund.com

Bryan Cave LLP

Rick Miller

Partner

1201 W. Peachtree St., NW

One Atlantic Center, 14th Floor

Atlanta, GA 30309

Telephone: 404.572.6787

E-mail: rick.miller@bryancave.com

SkyLaw Professional Corporation

Kevin R. West

Partner

3 Bridgman Avenue, Suite 204

Toronto, ON Canada  M5R 3V4

Telephone: 416.759.5299

E-mail: kevin.west@skylaw.ca

If you are in agreement with the terms set forth above and desire to proceed with a possible Transaction on that basis, please so indicate by executing a copy of this Indication of Interest and returning it to Privet no later than 5:00 p.m. Eastern time on September 19, 2016.

[Signatures appear on following page]

3	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

Please confirm your agreement with the foregoing by signing and returning a copy of this letter to the undersigned by mail, fax or email.

PRIVET FUND MANAGEMENT LLC

By:
Name:	Ryan Levenson
Title:	Managing Member

Accepted and Agreed as of
this __ day of September, 2016

Norsat International Inc.

By:
Name:
Title:

4	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305